MXG HOLDINGS, LLC

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MxG Holdings, LLC
Woodlands, TX

We have reviewed the accompanying financial statements of MxG Holdings, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 26, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MXG HOLDINGS, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 13,543	$ 202,140
TOTAL CURRENT ASSETS	13,543	202,140
NON-CURRENT ASSETS		
Building	848,065	841,428
Equipment	144,150	144,150
Security Deposits	-	50,000
TOTAL NON-CURRENT ASSETS	992,215	1,035,578
TOTAL ASSETS	1,005,758	1,237,718
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Salaries	18,312	-
Credit Card Debt	63	15,275
Other Current Liabilities	356,638	350,000
TOTAL CURRENT LIABILITIES	375,012	365,275
NON-CURRENT LIABILITIES		
Note Payable	1,200,000	1,200,000
PPP Loan	96,900	-
Accrued Interest	278,992	84,188
TOTAL LIABILITIES	1,950,904	1,649,463
MEMBERS' EQUITY		
Contributed Capital	200	200
Retained Earnings (Deficit)	(945,346)	(411,945)
TOTAL MEMBERS' EQUITY	(945,146)	(411,745)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,005,758	$ 1,237,718

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MXG HOLDINGS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Expense		
Salaries & Wages	272,652	275,260
Rent	312,210	21,200
General & Administrative	20,447	42,129
Professional Fees	14,316	17,215
Selling & Marketing	988	999
	620,614	356,803
Net Income from Operations	(620,614)	(356,803)
Other Income (Expense)		
Rent Income	282,000	-
Interest Income	17	-
Interest Expense	(194,804)	(55,142)
Net Income	$ (533,401)	$ (411,945)

MXG HOLDINGS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (533,401)	$ (411,945)
Change in Accrued Salaries	18,312	-
Change in Credit Card Debt	(15,212)	15,275
Change in Other Current Liabilities	6,638	350,000
Net Cash Flows From Operating Activities	(523,664)	(46,669)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(6,638.00)	(985,578)
Security Deposits	50,000	(50,000)
Net Cash Flows From Investing Activities	43,362	(1,035,578)
Cash Flows From Financing Activities		
Accrued Interest	194,804	84,188
Receipt of PPP Loan	96,900	-
Issuance of Notes Payable	-	1,200,000
Issuance of Contributed Capital	-	200
Net Cash Flows From Financing Activities	291,704	1,284,388
Cash at Beginning of Period	202,140	-
Net Increase (Decrease) In Cash	(188,597)	202,140
Cash at End of Period	$ 13,543	$ 202,140

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MXG HOLDINGS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Contributed Capital	Retained Earnings	Total Shareholders' Equity
Balance at February 12, 2019 (Inception)	$ -	$ -	$ -
Contibuted Capital	200		200
Net Income		(411,945)	(411,945)
Balance at December 31, 2019	$ 200	$ (411,945)	$ (411,745)
Net Income		(533,401)	(533,401)
Balance at December 31, 2020	$ 200	$ (945,346)	$ (945,146)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MxG Holdings, LLC ("the Company") is a limited liability company organized under the laws of Delaware. The Company is a will be a manufacturer of thermoformed fiber packaging for foodservice and consumer good applications.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company will need to raise significant capital to build its equipment and manufacturing facilities.

The following describes management's plans to alleviate substantial doubt about the Company's ability to continue as a going concern through March 22, 2022 (one year after the date that the financial statements are available to be issued). The Company will conduct a Regulation CF raise. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue will be sales of its thermoformed fiber packaging.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

The Company is currently building its principle place of production. Costs incurred for this construction, including engineering designs and plans, has been capitalized.

The Company is currently testing equipment that will be used in its future production. Costs incurred for these activities have been capitalized.

During the development of these assets, the Company has capitalized interest as follows:

	2020	2019
Building	$ -	$ 20,046
Equipment	-	9,000
	$ -	$ 29,046

Due to the ongoing COVID-19 pandemic, the Company's development was put on hold and did not capitalize additional interest in fiscal year 2020.

As these assets have not been put into place, the Company has not recognized a depreciation expense.

Leases

The Company occupied office space under a non-cancellable operating lease during 2020 and 2019. The Company terminated the lease in December 2020. The lease required a security deposit of $50,000. The Company forfeited the security deposit in exchange for the termination, which has been recognized as a rent expense.

During 2020, the Company subleased a portion of these premises ("the Sublease"). The term of the Sublease was for six months. The Company received a total of $282,000 related to the Sublease and is reflected on the income statement as an other income item.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

In 2019, the Company issued a series of promissory notes in exchange for $1,200,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 15% per annum and matures at the sooner of two years or a Project Financial Close. A Project Financial Close is defined as a funding from a third-party capital provider in an amount necessary to complet the development and construction of the project. The Company is also required to issue 18.5% of fully-diluted ownership interest to the creditor. In 2020 and 2019, the Company capitalized $194,804 and $84,188 in interest related to the Notes, respectively.

Subsequent to the period, the Company borrowed an additional $36,000 related to the Notes. Additionally, the Company renegotiated the maturity date to September 19, 2022. The Notes is classified as a long term liability on the balance sheet.

In 2020, the Company received loan proceeds in the amount of $96,900 under the Paycheck Protection

Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company is currently applying for loan forgiveness. The loan bears an finance charge of $1,936.11. The Company will make finance charge payments starting seven months after issuance. The Company paid approximately $228 in finance charges in 2020.

Subsequent to the period, the PPP was forgiven.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE I- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE J- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 26, 2021, the date that the financial statements were available to be issued.